07021431

RECEIVED

2007 MAR -1 P 2:11

File No. 82-188
February 7, 2007

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

Kirin: Partial Amendments to the Articles of Incorporation

SUPPL

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By

Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

PROCESSED
MAR 0 5 2007
THOMSON
FINANCIAL

KIRIN BREWERY COMPANY, LIMITED

Partial Amendments to the Articles of Incorporation

February 7, 2007—At a meeting held today, the Board of Directors of Kirin Brewery Company, Limited ("Kirin") resolved to table a proposition, *Partial Amendmend to the Articles of Incorporation*, at Kirin's 168th general meeting of shareholders scheduled for March 28, 2007. Details are as follows.

1. Reasons for the amendments

(1) Subject to approval at the scheduled 168th general meeting of shareholders of a proposition, *Absorption-type Corporate Split*, to be tabled at that meeting, on July 1, 2007 the Company will transfer the domestic alcohol beverages business, pharmaceuticals business, and business of common support functions to three wholly owned subsidiaries through an absorption-type corporate split, and become a holding company. On the same date, the name of the Company will change to Kirin Holdings Company, Limited. Concomitantly, the trade name and purposes of the Company as stipulated in Article 1 and Article 2 of the Articles of Incorporation will be amended and the maximum number of Directors stipulated in Article 22 will be decreased to twelve (12). Further, additions shall be made to the purposes of the Company stipulated in Article 2 in order to clearly define the outline of businesses in line with the present situation of the businesses of Kirin Group.

(2) The "Corporation Law" (Law No. 86 of 2005), the "Ordinance for Enforcement of the Corporation Law" (Ordinance of the Ministry of Justice No. 12 of 2006) and the "Ordinance for Corporate Accounting" (Ordinance of the Ministry of Justice No. 13 of 2006) came into effect on May 1, 2006. In accordance with these new laws and ordinances, the Company proposes the addition of two new articles, Article 10 and Article 17, to the Articles of Incorporation, to provide for the rights to fractional share units and to enable provision via the internet of reference documents for general meetings of shareholders. The Company also proposes necessary amendments to Article 18 to provide for the number of proxies and the submission of written documents certifying the power of representation when exercising voting rights.

(3) Along with the additions of new articles resulting from the amendments described in (2) above, Article 10 and subsequent Articles of the current Articles of Incorporation will be renumbered accordingly.

2. Details of amendments

Details of the proposed amendments are provided on the attached reference pages.

3. Schedule

General meeting of shareholders to approve amendments to Articles of Incorporation:	Wednesday, March 28, 2007
Effective date of amendments to the Articles of Incorporation:	Wednesday, March 28, 2007

The amendments to Article 1 and Article 2 shall be effective as of July 1, 2007, on the condition that the proposition, *Absorption-type Corporate Split,* is approved at the general meeting of shareholders on March 28, 2007 and that the absorption-type corporate split becomes effective.

+++Ends+++

For further information please contact:
Kirin Brewery Company, Limited
Corporate Communications and IR Group,
2-10-1 Shinkawa,
Chuo-ku, Tokyo
Tel: 03-5540-3455
http://www.kirin.co.jp

Attached: Details of proposed amendments

For reference: Details of proposed amendments

(Amended text is shown underlined)

Current Text	Proposed Text
(Trade name) Article 1. The Company shall be called KIRIN BEER KABUSHIKI KAISHA, which shall be written in English KIRIN BREWERY COMPANY, LIMITED.	(Trade name) Article 1. The Company shall be called Kirin Holdings Kabushiki Kaisha, which shall be written in English Kirin Holdings Company, Limited.

(Purpose) Article 2. The purposes of the Company shall be to engage in the following businesses and any business necessary or useful in connection therewith:	(Purpose) Article 2. The purposes of the Company shall be to own shares or interests in companies (including foreign companies), *kumiai* (including foreign associations similar to *kumiai*), and other similar business entities that engage in the following businesses and to control and manage business activities of such companies and entities.
(1) Manufacture and sale of beer and other liquors.	(1)
(2) Manufacture and sale of soft and other drinks.	(2)
(3) Manufacture and sale of foods.	(3)
(4) Manufacture and sale of chemical products.	(4)
(5) Manufacture, sale, import and export of pharmaceutical products and medical machinery and equipment.	(5)
(6) Manufacture and sale of fertilizers and feedstuffs.	(6)
(7) Sale and purchase, leasing and renting and administration and management of real estates.	(7)
(8) Warehousing business.	(8) (Unchanged)
(9) Operation of sporting facilities.	(9)
(10) Operation of eating establishments, inns and hotels.	(10)
(11) Designing, manufacture, installation work, operation and management of manufacturing equipment for liquors, various kinds of drinks and the like and its related apparatus and technical instructions therein and sale thereof.	(11)
(12) Production and sale of such agricultural products as seeds and saplings, flowering plants, vegetables, fruit and the like.	(12)
(13) Financial business.	(13)
[Newly added]	(14) Transportation by motor trucks
[Newly added]	(15) Business incidental or related to the businesses in each of the preceding items.

Current Text	Proposed Text
[Newly added]	2. The Company may engage in any business set forth in each of the items in the preceding Paragraph and any business incidental or related thereto.
(Additional purchase of fractional unit share) Article 9. Shareholders (including beneficial shareholders; the same applies hereinafter) holding fractional unit share may request the Company to sell the number of shares that will, together with such fractional unit share, constitute one unit share of the Company.	(Unchanged)
[Newly added]	(Rights to fractional unit shares) Article 10. Shareholders of fractional unit shares of the Company may not exercise their rights in relation to such fractional unit shares other than those stipulated in each of the following items. (1) Rights provided in each of the items of Article 189 Paragraph 2 of the Corporation Law (2) Rights to request pursuant to the provisions of Article 166 Paragraph 1 of the Corporation Law (3) Rights to receive allotment of share offering and allotment of share subscription rights in accordance with the number of shares possessed by the shareholders (4) Rights to request provided in the preceding Article
Article 10 – Article 15 (Provisions omitted)	Article 11 – Article 16 (Unchanged)
[Newly added]	(Disclosure and deemed provision of the reference documents for the general meeting of shareholders via the internet) Article 17. As for the convocation notice of the General Meeting of Shareholders, the Company is considered to have provided the information to be stated or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements to the shareholders by disclosing such information via the internet in accordance with the Ordinance of the Ministry of Justice.

Current Text	Proposed Text
(Exercise of voting rights by proxy) Article 16. Proxies to be authorized by shareholders to vote on their behalf shall be limited to the shareholders of the Company entitled to vote.	(Exercise of voting rights by proxy) Article 18. A Shareholder may appoint a proxy who exercises such shareholder's voting rights on behalf of such shareholder; provided, however, that such proxy must be a shareholder of the Company entitled to vote.
[Newly added]	2. A shareholder or a proxy shall submit a document certifying the power of representation to the Company at each general meeting of shareholders.
Article 17 – Article 19 (Provisions omitted)	Article 19 – Article 21 (Unchanged)
(Number of Directors) Article 20. The Company shall have not more than 20 Directors.	(Number of Directors) Article 22. The Company shall have not more than 12 Directors.
Article 21 – Article 44 (Provisions omitted)	Article 23 – Article 46 (Unchanged)

END